Filed Pursuant to Rule 424(b)(3)
Registration No. 333-129651

WELLS TIMBERLAND REIT, INC

SUPPLEMENT NO. 12 DATED DECEMBER 23, 2008

TO THE PROSPECTUS DATED DECEMBER 14, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 14, 2007, as supplemented by Supplement No. 1 dated February 11, 2008, Supplement No. 2 dated February 29, 2008, Supplement No. 3 dated April 16, 2008, Supplement No. 4 dated April 23, 2008, Supplement No. 5 dated June 3, 2008, Supplement No. 6 dated July 11, 2008, Supplement No. 7 dated July 31, 2008, Supplement No. 8 dated August 22, 2008, Supplement No. 9 dated August 29, 2008, Supplement No. 10 dated October 20, 2008 and Supplement No. 11 dated November 21, 2008 relating to our offering of up to 85,000,000 shares of common stock. Defined terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our initial public offering; and

•	the sale by Wells Timberland Operating Partnership, L.P. of all of the membership interests in Wells Timberland Acquisition, LLC to Wells Real Estate Funds, Inc.

Status of Our Initial Public Offering

As of December 18, 2008, we had received aggregate gross offering proceeds, net of discounts, of approximately $132.0 million from the sale of approximately 13.2 million shares in our initial public offering. As of December 18, 2008, approximately 61.8 million shares remained available for sale to the public under our initial public offering, exclusive of shares available under our distribution reinvestment plan. Our initial public offering will terminate on August 11, 2009.

Sale of Wells Timberland Acquisition, LLC

As disclosed in the prospectus, on October 9, 2007, MWV SPE, LLC, which we refer to as MWV SPE, a wholly owned subsidiary of Wells Timberland Acquisition, LLC, which we refer to as Wells Timberland Acquisition, our wholly owned subsidiary, acquired 100% of the outstanding membership interests in Timberlands II, LLC, which we refer to as Timberlands II, a subsidiary of MeadWestvaco Corporation that owned certain timberland and long-term leasehold interests in timberland, along with associated mineral rights and other related assets, which we refer to as the Mahrt Timberland, or in our prospectus, the South Central Timberland. We paid a purchase price of $400.0 million, exclusive of customary closing costs.

The purchase price was paid by delivery by MWV SPE of a promissory note in the amount of $398.0 million, which we refer to as the purchase note, and the remaining portion of the purchase price was paid by delivery of cash. The purchase note is supported by a standby letter of credit issued by Wachovia Bank, National Association, which we refer to as Wachovia Bank, in the amount of $407,928,475. A reimbursement obligation owed by Wells Timberland Acquisition to Wachovia Bank with respect to such letter of credit is fully secured by a pledge of a deposit account at Wachovia Bank. The interest on the deposit account is intended to be sufficient to pay interest on the purchase note.

To fund the deposit account, we entered into a debt financing arrangement with CoBank, ACB and Wachovia Bank that included: (1) a first mortgage loan, which we refer to as the senior loan, in the principal amount of $212.0 million and (2) a second mortgage loan, which we refer to as the mezzanine loan, in the principal amount of $160.0 million. The senior loan was provided for pursuant to a credit agreement, dated as of October 9, 2007, by and among Wells Timberland Acquisition, Timberlands II, CoBank, ACB, as administrative agent, and the various financial institutions party thereto as lenders. The mezzanine loan was provided for pursuant to a subordinated credit agreement, dated as of October 9, 2007, by and among Wells Timberland Acquisition, Timberlands II, Wachovia Bank, as administrative agent, and the financial institutions party thereto as lenders.

On October 15, 2008, MWV SPE transferred to Wells Timberland Acquisition 100% of the outstanding membership interests in Timberlands II, which resulted in Timberlands II being a direct wholly owned subsidiary of Wells Timberland Acquisition.

On December 18, 2008, Wells Timberland Operating Partnership, L.P., our operating partnership, which we refer to as Wells Timberland OP, entered into an Assignment and Assumption Agreement with Wells Timberland Acquisition, pursuant to which Wells Timberland Acquisition transferred 100% of the outstanding membership interests of Timberlands II to Wells Timberland OP, except for the security interests granted to Wachovia Bank, as administrative agent for various lending institutions pursuant to a pledge agreement dated October 9, 2007.

On December 18, 2008, and in connection with the transfer of 100% of the outstanding membership interests of Timberlands II to Wells Timberland OP, Wells Timberland OP entered into a Purchase and Sale Agreement with Wells Real Estate Funds, Inc., which we refer to as Wells REF, the ultimate parent of our advisor, pursuant to which Wells Timberland OP sold 100% of the outstanding membership interests in Wells Timberland Acquisition to Wells REF for the purchase price of approximately $2.0 million.

As a result of the sale of Wells Timberland Acquisition to Wells REF, neither we nor any of our subsidiaries is an obligor on the purchase note and neither we nor any of our subsidiaries holds the deposit account. The disposition of Wells Timberland Acquisition and, indirectly, MWE SPE and the deposit account, removes certain impediments to our ability to qualify to be taxed as a REIT in future years.

In connection with the sale of Wells Timberland Acquisition, we entered into an amendment to the credit agreement for the senior loan to remove Wells Timberland Acquisition as a borrower and to add Wells Timberland OP as a borrower. We also entered into a fourth amendment to the terms of the mezzanine loan agreement, whereby Wells Timberland Acquisition was removed as a borrower under the mezzanine loan agreement, and Wells Timberland OP was added as a borrower. Also in connection with this fourth amendment, Wells Timberland OP agreed to pledge 100% of the membership interests in Timberlands II, LLC owned by it to Wachovia Bank.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Timberland REIT, Inc. consists of this sticker, the prospectus dated December 14, 2007, Supplement No. 1 dated February 11, 2008, Supplement No. 2 dated February 29, 2008, Supplement No. 3 dated April 16, 2008, Supplement No. 4 dated April 23, 2008, Supplement No. 5 dated June 3, 2008, Supplement No. 6 dated July 11, 2008, Supplement No. 7 dated July 31, 2008, Supplement No. 8 dated August 22, 2008, Supplement No. 9 dated October August 29, 2008, Supplement No. 10 dated October 20, 2008, Supplement No. 11 dated November 21, 2008 and Supplement No. 12 dated December 23, 2008.

Supplement No. 1 includes:

•	the status of our initial public offering;
•	the extension of our initial public offering;
•	the formation of an operations committee of our board of directors;
•	an update regarding our rescission offer to Michigan residents;
•	changes to the suitability standards for investors in the state of North Carolina; and
•	an amended subscription agreement.

Supplement No. 2 includes:

•	the status of our initial public offering; and
•	an amendment to the terms of the financing for our purchase of the Mahrt Timberland.

Supplement No. 3 includes:

•	the status of our initial public offering;
•	an update to the table of contents to our prospectus;
•	a clarification regarding current limitations on our ability to elect REIT status;
•	a clarification regarding the special escrow procedures for investors in the state of Pennsylvania; and
•	changes to the suitability standards for investors in the state of Pennsylvania.

Supplement No. 4 includes:

•	the status of our initial public offering;
•	A change to the “Experts” section of our prospectus;
•	Updated “Prior Performance Summary” disclosure in our prospectus;
•	Updated prior performance tables;
•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” as of December 31, 2007; and
•

Our consolidated financial statements as of December 31, 2007 and 2006, together with our results of operations, stockholders’ equity and cash flows for the years ended December 31, 2007 and 2006 and for the period from November 10, 2005 (Date of Inception) through December 31, 2006.

Supplement No. 5 includes:

•	the status of our initial public offering;
•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that in our Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed on May 14, 2008; and

•	our unaudited financial statements as of and for the three months ended March 31, 2008.

Supplement No. 6 includes:

•	the status of our initial public offering; and
•

our entry into a master purchase agreement with respect to the offering of up to 53,763,441 shares of common stock to a German closed end fund pursuant to Regulation S under the Securities Act, which we refer to herein as the “German offering.” The German offering is an unregistered offering being made solely to a non-“U.S. person,” and is separate and in addition to our ongoing, concurrent public offering.

Supplement No. 7 includes:

•	the status of our initial public offering;
•	Increased suitability standards for investors in the States of Alaska, California, Indiana, North Carolina and Oregon;
•	Additional liquidity disclosures regarding programs sponsored by our sponsor; and
•	A clarification regarding our share redemption plan.

Supplement No. 8 includes:

•	the status of our initial public offering;
•	the amended and restated Advisory Agreement;
•	the amendment of our charter;
•	additional disclosures regarding “Federal Income Tax Considerations”;
•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three months and six months ended June 30, 2008, filed on August 13, 2008; and

•	our unaudited financial statements as of and for the three months and six months ended June 30, 2008 as filed in our Quarterly Report on Form 10-Q, filed on August 13, 2008.

Supplement No. 9 includes:

•	the status of our initial public offering;
•	the designation, issuance and sale of Series B preferred stock; and
•	the limited waiver of the restrictions on ownership of our shares pursuant to our charter.

Supplement No. 10 includes:

•	the status of our initial public offering;
•	an update regarding our timberland investments; and
•	an amendment to the terms of our mezzanine loan.

Supplement No. 11 includes:

•	the status of our initial public offering;
•	a risk factor related to current economic conditions;
•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three months and nine months ended September 30, 2008, filed on November 13, 2008; and

•	our unaudited financial statements as of and for the three months and nine months ended September 30, 2008 as filed in our Quarterly Report on Form 10-Q, filed on November 13, 2008.

Supplement No. 12 includes:

•	the status of our initial public offering; and
•	the sale by Wells Timberland Operating Partnership, L.P. of all of the membership interests in Wells Timberland Acquisition, LLC to Wells Real Estate Funds, Inc.